Filed by Hyseq, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Variagenics, Inc.
Commission File No.: 000-31035

This filing relates to a planned merger between Hyseq, Inc. (“Hyseq”) and Variagenics, Inc. (“Variagenics”) pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2002 (the “Merger Agreement”), by and among Hyseq, Vertical Merger Corp., a wholly-owned subsidiary of Hyseq, and Variagenics. The Merger Agreement will be filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K to be filed by Hyseq.

On November 11, 2002, Hyseq issued the following press release:

Contacts:
Nicole Estrin
Hyseq Pharmaceuticals, Inc./VARIAGENICS, Inc.
Manager of Corporate Communications & IR
408-746-4572
nestrin@hyseq.com

Lilian Stern
Investor Relations
212-362-1200
lilian@sternir.com

Paul Laland
Media Relations
415-356-1080
lalandp@Fleishman.com

HYSEQ AND VARIAGENICS ANNOUNCE MERGER

—Building for the Future: New company will maximize strong cash position and experienced management team to support development of novel products —

SUNNYVALE, CA and CAMBRIDGE, MA, November 11, 2002 /PRNewswire/ — Hyseq Pharmaceuticals, Inc. (Nasdaq: HYSQ) and VARIAGENICS, Inc. (Nasdaq: VGNX) today announced that they have entered into a definitive merger agreement.

The new company will leverage its substantial resources and its proven management team to develop biotherapeutic and molecular diagnostic products.

“The merger represents a value-creating opportunity to integrate the two companies’ significant assets into a product-focused organization. Our integration team will immediately review the combined assets and establish new milestones that we will manage the new company toward,” commented Dr. Ted W. Love, president and chief executive officer of Hyseq. “The new organization will leverage its substantial cash position to support the development of Hyseq’s novel thrombolytic, alfimeprase, VARIAGENICS’ cancer diagnostics program and other near-term revenue generating opportunities.”

Dr. George Rathmann, current chairman of Hyseq’s board of directors, will assume the chairmanship of the new company’s board of directors. The new board will include an additional six members, three each from the existing boards of Hyseq and VARIAGENICS. Dr. Ted W. Love will serve as the president, CEO and board member of the combined entity.

The new company will be headquartered in Sunnyvale, California. Clinical operations and biotherapeutic research and discovery will reside in Sunnyvale, with molecular diagnostics development residing in Cambridge, Massachusetts.

The combined entity will take steps to help ensure that cash resulting from the merger will fund its operations through approximately December 2004. As a result the new company will have approximately 110-120 employees following the close of the transaction.

“We entered into this transaction in order to accelerate the development of the most promising products of both companies,” commented Dr. George Rathmann, chairman of the board of Hyseq. “We believe that the new company will be in a position to advance a strong development program, establish premiere partnerships and accelerate a significant pipeline.”

The new company will leverage the following assets aimed at product development and accelerating revenue generation:

•	Alfimeprase, a novel acting thrombolytic currently in phase I clinical trials

•	Robust biotherapeutic drug development pipeline based on proprietary human gene sequences and associated intellectual property

•	Cancer diagnostics program

•	Proprietary SNP database to support molecular diagnostics development

•	Strong cash position expected to fund operations for at least two years

•	Strong partnerships with major pharmaceutical companies including Amgen, Novartis, Kirin and Deltagen

“The integration of VARIAGENICS’ molecular diagnostics program and pharmacogenomics expertise with Hyseq’s clinical and drug development capabilities represent a natural next step in VARIAGENICS’ development as a company,” said Joseph (Jay) S. Mohr, president and chief business officer of VARIAGENICS. “We look forward to working with the Hyseq team and its highly regarded board of directors.”

Under the terms of the agreement, each outstanding share of VARIAGENICS common stock will be exchanged for Hyseq common stock at an exchange ratio of 1:1.6451. This exchange ratio implies a purchase price for VARIAGENICS’ shareholders of $2.22 per common share of VARIAGENICS, or approximately $55.9 million (including in the money options and warrants), based on the closing price of Hyseq shares on November 8, 2002.

The merger will be completed through a reverse triangular, stock-for-stock merger in which Hyseq will form a new wholly-owned subsidiary that will merge into VARIAGENICS. The surviving entity will then be merged upstream into Hyseq. Subsequently, Hyseq will change its legal name to a yet-to-be determined name. Hyseq’s existing subsidiary, Callida Genomics, will remain a privately held, separately funded, majority owned subsidiary of the new company.

The board of directors of both Hyseq and VARIAGENICS approved the definitive merger agreement. The transaction, which is structured as a “tax-free” reorganization for federal income tax purposes, is subject to the approval of the shareholders of both Hyseq and VARIAGENICS, as well as other closing conditions. Selected stockholders of Hyseq and VARIAGENICS have agreed to vote in favor of the merger. Both parties will strive to complete the merger by the end of February 2003, at which time shares of the new company will trade on Nasdaq under a new stock symbol and yet-to-be determined company name.

Conference Call Information
Hyseq and VARIAGENICS will hold a conference call today at 8:30 a.m. Eastern Time (5:30 a.m. Pacific Time) to discuss this announcement. To participate in the conference call, please dial 800/915-4836. A telephone replay of the conference call will be available through Monday, November 25, 2002. To access the replay, please dial 800/428-6051 for domestic callers, 973/709-2089 for international callers, and reference pass code 267576.

This call is also being webcast by CCBN and can be accessed at Hyseq’s Web site at www.hyseq.com, CCBN’s individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Additional Information
In connection with the proposed merger, Hyseq and VARIAGENICS will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AS IT WILL CONTAIN IMPORTANT INFORMATION ABOUT HYSEQ, VARIAGENICS, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL HAVE ACCESS TO FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY HYSEQ AND VARIAGENICS THROUGH THE SEC WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE (WHEN AVAILABLE) FROM HYSEQ AND VARIAGENICS BY CALLING THE CONTACTS LISTED AT THE BEGINNING OF THIS RELEASE.

Hyseq, VARIAGENICS and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Hyseq’s stockholders in connection with the proposed merger is set forth in Hyseq’s proxy statement for its 2002 annual meeting of stockholders, dated June 28, 2002 and filed with the SEC on June 13, 2002. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of VARIAGENICS’ stockholders in connection with the proposed merger is set forth in VARIAGENICS’ proxy statement for its 2002 annual meeting, dated April 30, 2002 and filed with the SEC on April 29, 2002. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

About Hyseq
Hyseq Pharmaceuticals, Inc. is engaged in research and development of novel biopharmaceutical products from its collection of proprietary genes discovered using its high-throughput screening-by-hybridization platform. This platform provided a significant advantage in discovering novel, rarely-expressed genes, and assembly of one of the most important proprietary databases of full-length human gene sequences. Hyseq intends to further elucidate the physiological roles of its proprietary novel genes. Hyseq’s database includes genes which encode a number of therapeutically important classes of molecules including chemokines, growth factors, stem cell factors, interferons, integrins, proteases, hormones, receptors, and other potential protein therapeutics or drug targets.

Information about Hyseq is available at www.hyseq.com or by phoning 408-524-8100.

About VARIAGENICS
VARIAGENICS, INC. develops molecular diagnostic tests by identifying genetic markers associated with response to cancer therapies, with the goal of optimizing patient care. The Company analyzes genetic variation, including single nucleotide polymorphisms (SNPs), haplotypes, loss of heterozygosity, and expression levels in normal and tumor cells. VARIAGENICS is developing molecular diagnostic tests through both biopharmaceutical collaborations and its own internal research programs.

For more information, please visit the Company’s Web site at www.VARIAGENICS.com.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “believe,” “expect,” “anticipate,” “should,” “may,” “estimate,” “goals,” and “potential,” among others. These statements, including statements about the proposed merger, the reasons for timing of and benefits of the proposed merger, and future financial and operating goals and results, are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include risk that the proposed merger may not be approved by stockholders, Hyseq’s or VARIAGENICS’ inability to satisfy the closing conditions of the merger, risk that the two companies’ businesses will not be integrated successfully, costs related to the proposed merger, the termination of existing pharmaceutical and biotechnology collaborations, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, risks associated with VARIAGENICS’ technology, the combined company’s ability to protect its proprietary technologies, risk of new, changing and competitive technologies, and regulations in the U.S. and internationally, and other factors (such as economic, business, competitive and/or regulatory factors) affecting each company’s businesses generally as set forth in HYSEQ’s and VARIAGENICS’ filings with the SEC, including their Annual Reports on Form 10-K for the fiscal years ended 2001, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. HYSEQ and VARIAGENICS each expressly disclaim any duty to update information contained herein.

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